November 29, 2018

Meenu Chhabra
Chief Executive Officer
Proteostasis Therapeutics, Inc.
80 Guest Street, Suite 500
Boston, MA 02135

       Re: Proteostasis Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 23, 2018
           File No. 333-228529

Dear Ms. Chhabra:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Sarah Ashfaq, Esq.